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SECURI 13014517 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/12** (mm/dd/yy) AND ENDING **6/30/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Protected Investors of America**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050
(No. and Street)

San Francisco (City) **California** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard J. Stecklow **415-869-5954**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
9/7/13

OATH OR AFFIRMATION

I, **Leonard J. Stecklow**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Protected Investors of America**, as of **June 30, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President & CEO

Title

State of California, County of San Francisco
Subscribed and sworn to before me this 28
Day of August, 2013, by
Leonard J. Stecklow
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Notary Public

ANDREW F. ALBRIGHT
COMM. #1966230
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2016

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SEC Mail Processing Section
RECEIVED
AUG 29 2013
Washington DC
193

Protected Investors of America

Annual Audit Report

June 30, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Protected Investors of America

Annual Audit Report

June 30, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Protected Investors of America

June 30, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Board of Directors
Protected Investors of America
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Protected Investors of America (the "Company"), as of June 30, 2013, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

E Wintter + Associates

August 27, 2013

Protected Investors of America

Statement of Financial Condition

June 30, 2013

Assets		
Cash and cash equivalents	$	771,299
Deposit with clearing broker		125,000
Securities owned, marketable		104,756
Commissions and advisory fees receivable		970,183
Other receivables		12,062
Prepaid expenses		13,421
Prepaid taxes		21,653
Deferred tax assets		53,575
Furniture and equipment, net of $108,821 accumulated depreciation		14,166
Total Assets	$	2,086,115

Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	49,943
Commissions and advisory fees payable		803,548
Accrued compensation and benefits		81,791
Deferred rent expense		10,875
Total Liabilities		946,157
Stockholders' Equity		
Common stock - no par value; 400,000 shares authorized; 153,258 issued and outstanding		622,740
Retained earnings		517,218
Total Stockholders' Equity		1,139,958
Total Liabilities and Stockholders' Equity	$	2,086,115

See independent auditor's report and accompanying notes.

Protected Investors of America

Statement of Income (Loss)

For the Year Ended June 30, 2013

Revenue		
Commissions and related fees	$	3,499,335
Investment advisory fees		2,884,040
Interest and other income		514,918
Total Revenue		6,898,293
Expenses		
Commissions and advisory fees		5,352,964
Compensation and benefits		908,541
Clearing fees		153,589
Rent		82,529
Communications		37,922
Professional fees		46,820
Regulatory fees		28,082
Depreciation		6,100
Other operating expenses		282,436
Total Expenses		6,898,983
Income Before Income Taxes		(690)
Income tax provision		5,533
Net income (loss)	$	(6,223)

See independent auditor's report and accompanying notes.

Protected Investors of America

Statement of Changes in Stockholders' Equity

For the year ended June 30, 2013

	Common Stock	Retained Earnings	Total
June 30, 2012	$ 670,021	$ 523,441	$ 1,193,462
8,344 shares issued	62,413	-	62,413
14,665 shares redeemed	(109,694)	-	(109,694)
Net income (loss)	-	(6,223)	(6,223)
June 30, 2013	$ 622,740	$ 517,218	$ 1,139,958

See independent auditor's report and accompanying notes.

Protected Investors of America

Statement of Cash Flows

For the Year Ended June 30, 2013

Cash Flows from Operating Activities		
Net income (loss)	$	(6,223)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		6,100
Stock compensation		23,188
Unrealized gain on securities		(6,638)
Deferred rent expense		(548)
Deferred taxes		388
(Increase) decrease in:		
Commissions and advisory fees receivable		8,708
Other receivables		34,358
Prepaid expenses		80,375
Prepaid taxes		84,511
Increase (decrease) in:		
Accounts payable and accrued expenses		12,043
Commisions and advisory fees payable		(10,996)
Accrued compensation and benefits		(3,115)
Net Cash Provided by Operating Activities		222,151
Cash Flows from Financing Activities		
Redemption of stock		(109,694)
Purchase of stock		39,225
Net Cash Used by Financing Activities		(70,469)
Net Increase in Cash and Cash Equivalents		151,682
Cash and cash equivalents at beginning of year		619,617
Cash and Cash Equivalents at End of Year	$	771,299
Non-cash Investing Transactions		
Issuance of common stock in exchange for services	$	23,188
Supplemental Data:		
Income taxes paid	$	18,000

See independent auditor's report and accompanying notes.

Protected Investors of America

Notes to the Financial Statements

June 30, 2013

1. Organization

Protected Investors of America (the "Company") was formed as a California corporation on November 3, 1934. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company also provides advisory services and engages in the sale and management of marketable securities, mutual funds, insurance and other investment products, primarily in Northern California.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Securities Owned
Securities owned are stated at market values. Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Accounts Receivable
The Company reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years.

Commissions and Related Fees
In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with National Financial Services LLC ("NFS") who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Protected Investors of America

Notes to the Financial Statements

June 30, 2013

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are recorded at the statutory rate expected to be in effect when the taxes are paid.

3. Deposit with Clearing Organization

During 2013, the Company entered into a fully disclosed clearing agreement with NFS and subsequently terminated their existing clearing agreement with First Clearing, LLC ("FCC"). As part of the agreement with NFS, NFS agreed that upon full conversion of the Company's client base, it would then reimburse the Company the $400,000 termination penalty and related expenses paid to FCC. The termination penalty and related expenses along with the reimbursement from NFS are netted as a component of clearing expense on the accompanying statement of income (loss). In addition, NFS agreed to pay the Company, a correspondent business development credit for the first four years based on the terms of the agreement. During 2013, the credit paid to the Company was $275,000, which is included in interest and other income on the accompanying statement of income (loss). Pursuant to the agreement, there are significant penalties to be paid to NFS if the agreement is terminated.

NFS requires at least $125,000 in deposits and a minimum net capital of $350,000. At June 30, 2013, the company maintained a $125,000 deposit with NFS.

4. Furniture and Equipment

Furniture and equipment consist of the following:

Computers and equipment	$ 45,329
Furniture	24,395
Improvements	53,263
Total cost	122,987
Total accumulated depreciation	(108,821)
Net furniture and equipment	$ 14,166

5. Postretirement Plan

The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company elected to contribute $18,931 in 2013 to the 401(k) Plan to supplement employee contributions. This amount is included in compensation and benefits on the accompanying statement of income (loss).

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2013, the Company's net capital was $920,381 which exceeded the requirement by $857,304.

7. Securities Owned, Marketable

Marketable securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At June 30, 2013, marketable securities owned measured at fair value on a recurring basis were level 1 assets of $104,756.

8. Lease Commitments

The company has a non-cancellable operating lease for office space which expires in 2016. Future minimum aggregate annual payments under the leases are as follows:

2014	106,333
2015	109,958
2016	74,917
Total	$ 291,208

9. Stock Compensation

The Company awards stock at fair value to employees, advisors and the Board of Directors based on certain criteria. Management determines the fair value share price based on the total equity of the last fiscal year.

For the year ended June 30, 2013, stock awards were as follows:

- The Board of Directors was awarded 1,600 shares for attending board meetings, and $11,968 is included in board of directors' fees as a component of other operating expenses on the accompanying statement of income (loss).
- A one-time award of 1,500 shares was given to various employees, and $11,220 is included in compensation and benefits on the accompanying statement of income (loss).

Protected Investors of America

Notes to the Financial Statements

June 30, 2013

11. Income Taxes

The income tax expense (benefit) for the year ended June 30, 2013 consisted of:

	2013
Current:	
Federal	$ 4,345
State	800
Total current	$ 5,145
Deferred:	
Federal	$ (10,626)
State	11,014
Total deferred	388
Income tax provision	$ 5,533

Significant components of the Company's deferred tax balances as of June 30, 2013 are as follows:

	2013
Deferred income tax assets:	
State net operating loss carryforward	$ 15,083
Accrued compensation	34,160
Deferred rent	4,332
Total deferred income tax assets	$ 53,575
Valuation allowance	-
Net deferred income tax assets	$ 53,575

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2013, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, the valuation allowance is $0.

At June 30, 2013, the Company's California net operating loss carryforward was $258,525 and is set to expire in tax year 2029.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2010 and 2009, respectively.

12. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

13. Subsequent Events

The Company has evaluated subsequent events through August 27, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Protected Investors of America
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2013

Net Capital		
Total stockholders' equity	$	1,139,958
Less: Non-allowable assets		
Commissions and advisory fees receivable		91,342
Other receivables		12,062
Deferred tax assets		53,575
Prepaid expenses		13,421
Prepaid taxes		21,653
Furniture and equipment, net		14,166
Total non-allowable assets		206,219
Net capital before haircuts		933,739
Less: haircuts on securities		13,358
Net Capital		920,381
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $946,157 or $50,000, whichever is greater		63,077
Excess Net Capital	$	857,304

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2013)

Net Capital, as reported in Company's		
Part II of Form X-17A-5 as of June 30, 2013	$	939,213
Decrease in stockholders' equity		(6,534)
Increase in non-allowable assets		(12,549)
Decrease in haircuts		251
Net Capital Per Above Computation	$	920,381

See independent auditor's report and accompanying notes.

Protected Investors of America
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Protected Investors of America
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Protected Investors of America (the "Company"), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 27, 2013

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Protected Investors of America
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by Protected Investors of America (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E. Wintter + Associates

August 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **6/30/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 9,026

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,679)

______________ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,347

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,347

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,898,293
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,137,617
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	133,808
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	9,102
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest and Dividend income in investment accts (Deductions in excess of $100,000 require documentation)	7,310
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	3,287,837
2d. SIPC Net Operating Revenues	$ 3,610,456
2e. General Assessment @ .0025	$ 9,026

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